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FEB 25 2008

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SECURI 08026020 ISSION

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SEC FILE NUMBER
8-51388

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CRD #46343

Oak Grove Investment Services, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

207 South Walnut Street
(No. and Street)

Rochester	Illinois	62563
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Don McCarthy — 217-498-8600 (Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Estes, Bridgewater & Ogden
(Name — *if individual, state last, first, middle name*)

901 S. Second Street	Springfield	Illinois	62704
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 06 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/5/08

OATH OR AFFIRMATION

I, Christopher Bivens, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Oak Grove Investment Services, Inc., as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

OFFICIAL SEAL
DONALD J. MC CARTHY
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES 12-4-2010

[signature]
Notary Public

[signature]
Signature

SEC-TREAS
Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

OAK GROVE INVESTMENT
SERVICES, INC.

FINANCIAL STATEMENTS
AND
INDEPENDENT AUDITOR'S REPORT

FOR THE YEAR ENDED DECEMBER 31, 2007

Oak Grove Investment Services, Inc.

Table of Contents

Estes, Bridgewater & Ogden

RICHARD W. OGDEN, C.P.A.
RICHARD L. GRAFTON, C.P.A.
ROY A. BALLINGER, C.P.A., M.B.A.

MICHAEL A. FAFOGLIA, C.P.A.
LORI K. MILOSEVICH, C.P.A., C.F.E.
VALERIE R. AUSMUS, C.P.A.
JAQUELIN R. LEONHARD
JAMES R. ANDERSON
CHRISTINE D. GOLDESBERRY-CURRY
CATHY A. GRAVES

CERTIFIED PUBLIC ACCOUNTANTS

901 South Second Street
Springfield, Illinois 62704
217/528-8473
Fax 217/528-8506

MEMBERS
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

ILLINOIS CPA SOCIETY

TEXAS SOCIETY OF CERTIFIED
PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Oak Grove Investment Services, Inc.

We have audited the accompanying statement of financial condition of Oak Grove Investment Services, Inc. (a corporation) as of December 31, 2007 and the related statements of changes in stockholder's equity, income, cash flows and computation of net capital for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion the financial statements referred to above present fairly, in all material respects, the financial position of Oak Grove Investment Services, Inc. as of December 31, 2007 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Estes, Bridgewater & Ogden
Certified Public Accountants

February 11, 2008

Oak Grove Investment Services, Inc. Statement 1

STATEMENT OF FINANCIAL CONDITION

December 31, 2007

Assets

CURRENT ASSETS	
Cash & cash equivalents	$ 23,549
Investment	5,983
Accounts receivable	28,906
Total current assets	58,438
PROPERTY & EQUIPMENT – less accumulated depreciation of $3,456	381
TOTAL ASSETS	$ 58,819

Liabilities and Stockholder's Equity

CURRENT LIABILITIES	
Accounts payable	$ 23,703
STOCKHOLDER'S EQUITY	
Common stock – Authorized 1,000,000 Shares, no par value; issued and outstanding 1,000,000 shares	1,000
Paid in capital	12,050
Retained earnings	22,066
Total stockholder's equity	35,116
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 58,819

The accompanying notes are an integral part of these financial statements.

Oak Grove Investment Services, Inc.

Statement 2

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

For The Year Ended December 31, 2007

Balance Beginning of Year	$ 24,275
Net income for the year	10,841
Balance End of Year	$ 35,116

The accompanying notes are an integral part of these financial statements.

Oak Grove Investment Services, Inc. Statement 3

STATEMENT OF INCOME

For The Year Ended December 31, 2007

REVENUE	
Commission income	$309,831
Registration & license	41,934
Interest income	208
Refund of income taxes	7,614
Total revenue	359,587
EXPENSES	
Legal & accounting	2,445
Bank charges	610
Bonus	500
Commissions	235,078
Licensing	13,132
Contract labor	24,703
Office supplies	38
Postage and printing	1,402
Miscellaneous	100
Telephone	760
Insurance bond	1,072
Educational supplies	159
Internet	318
Management fee	56,000
Depreciation	153
Memberships	2,075
Rent	9,894
Life insurance	307
Total expenses	348,746
NET INCOME BEFORE INCOME TAXES	**10,841**
Federal & State Income Taxes	-0-
NET INCOME FOR THE YEAR	**$ 10,841**

The accompanying notes are an integral part of these financial statements.

Oak Grove Investment Services, Inc.

Statement 4

STATEMENT OF CASH FLOWS

For The Year Ended December 31, 2007

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 10,841
Adjustments to reconcile net income to net cash provided operating activities:	
Depreciation	153
Decrease in accounts receivable	(15,886)
Increase in accounts payable	11,158
Net cash provided operating activities	6,266
CASH FLOWS FROM INVESTING ACTIVITIES	
Decrease in investment	17
INCREASE IN CASH AND CASH EQUIVALENTS	**6,283**
CASH AND CASH EQUIVALENTS – BEGINNING OF YEAR	17,266
CASH AND CASH EQUIVALENTS – END OF YEAR	**$ 23,549**

The accompanying notes are an integral part of these financial statements.

Oak Grove Investment Services, Inc.

Statement 5

COMPUTATION OF NET CAPITAL

For The Year Ended December 31, 2007

Allowable assets	$ 58,819
Total liabilities	(23,703)
Net capital per audit report accrual basis	35,116
Adjust to cash basis	
Less: Account receivable	(28,906)
Plus: Accounts payable	23,703
Net capital per client cash basis December 31, 2007 Focus Report	$ 29,913

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a. Nature of Business - Oak Grove Investment Services, Inc. (Company) was incorporated in Illinois on April 19, 1999. The Company is a NASD registered broker-dealer providing investment products such as mutual funds and variable annuities.

b. Basis of accounting - The books and records of the Company are maintained on the cash basis of accounting for tax reporting purposes and are converted to the accrual basis for financial statement reporting purposes. For financial statement reporting revenues are recognized when earned and expenses are recognized when incurred.

c. Cash and cash equivalents - Short-term investments with an original maturity of three months or less are considered to be cash equivalents.

d. Property & equipment - Fixed assets are stated at cost. Depreciation is computed using the modified cost recovery methods allowable under the Internal Revenue Code. The recovery periods being used are 5 and 7 years for furniture, fixtures and equipment and 39 years for leasehold improvements.

e. Income taxes - Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due.

f. Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

NOTE 2 – INVESTMENT

The Company has a certificate of deposit with Rochester State Bank, Rochester, Illinois. The certificate matures October 28, 2008. The rate of interest is 4%.

NOTE 3 – INCOME TAXES

Income taxes payable consist of the following at December 31, 2007:

Federal	$ -0-
State	-0-
Total	-0-
Less: Federal and state estimates	-0-
Balance payable/(overpayment)	$ -0-

The Company prepares its tax returns on the cash basis of accounting. For 2007, the Company incurred a loss of $434 on its tax returns, therefore, there was no federal or state income tax liability at December 31, 2007

NOTE 4 – MANAGEMENT FEE

The Company pays a management fee to Acorn Service Group, Inc. For the year ended December 31, 2007 the company paid $56,000 to Acorn Service Group, Inc. The following items are included in and are part of the management fee: office space, office staff, utilities, office supplies, office equipment, and management of the company. Acorn Service Group, Inc. owns 100% of the stock of Oak Grove Investment Services, Inc.

NOTE 5 – RENT

The Company leases office space from the Pettyjohn Family Trust at the rate of $600.00 per month. The lease runs from January 1, 2007 to December 31, 2008.

Lease commitments are as follows:

2008	$ 7,200

Estes, Bridgewater & Ogden

CERTIFIED PUBLIC ACCOUNTANTS

901 South Second Street
Springfield, Illinois 62704
217/528-8473
Fax 217/528-8506

RICHARD W. OGDEN, C.P.A.
RICHARD L. GRAFTON, C.P.A.
ROY A. BALLINGER, C.P.A., M.B.A.

MICHAEL A. FAFOGLIA, C.P.A.
LORI K. MILOSEVICH, C.P.A., C.F.E.
VALERIE R. AUSMUS, C.P.A.
JAQUELIN R. LEONHARD
JAMES R. ANDERSON
CHRISTINE D. GOLDESBERRY-CURRY
CATHY A. GRAVES

MEMBERS
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

ILLINOIS CPA SOCIETY

TEXAS SOCIETY OF CERTIFIED
PUBLIC ACCOUNTANTS

To the Board of Directors
Oak Grove Investment Services, Inc.

In planning and performing our audit of the financial statements of Oak Grove Investment Services, Inc. for the year ended December 31, 2007, we considered its internal control over financial reporting in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control structure.

Our consideration of the internal control over financial reporting would not necessarily disclose all matters in the internal control over financial reporting that might be material weaknesses. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements in amounts that would be material in relation to the financial statements being audited may occur and not be directed within a timely period by employees in the normal course of performing their assigned functions. We noted no matters involving the internal control over financial reporting and its operation that we consider to be material weaknesses.

Estes, Bridgewater & Ogden
Certified Public Accountants

February 11, 2008

END